

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Conrad R. Huss
Chief Executive Officer
Renewable Energy & Power, Inc.
1086 Teaneck Road, Suite 3D
Teaneck, NJ 07666

Re: Renewable Energy & Power, Inc.
Pre-qualification Amendment 2 to Offering Statement on Form 1-A
Filed September 30, 2020
File No. 24-11280

Dear Mr. Huss:

We have reviewed your amended offering statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

Pre-qualification Amendment 2 to Offering Statement on Form 1-A filed September 30, 2020

General

1. Disclosure on the front cover page of the offering circular and on page 13 under "Plan of Distribution" that the offering will terminate upon the earlier of (1) when all of the shares offered are sold or (2) 180 days from the qualification date is inconsistent with disclosure on page 1 under "Offering Summary" that the offering will continue until (1) the maximum number of shares is sold, (2) 90 days from the qualification date, (3) beyond 90 days from the qualification date if the company extends the offering, or (4) the company withdraws the offering. Please reconcile the disclosures.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matheau J.W. Stout, Esq.